Mail Stop 3561

April 26, 2007

Shane M. Spradlin, Vice President and Secretary
United Auto Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan 48302

> **Re: United Auto Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 30, 2007**
> **File No. 333-141732**

Dear Mr. Spradlin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that you are registering this exchange offer in reliance on our position enunciated in our Exxon Capital Holdings Corporation (available April 13, 1989) and Morgan Stanley and Company Incorporated (available June 5, 1991) no-action letters. If true, please submit to us, under separate correspondence, a letter providing the representations required by those no-action letters.

Registration Statement on Form S-4

Forward-looking statements, page 1

2. Section 27A (b) (2) (D) of the Securities Act of 1933 and Section 21E (b) (2) (D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer. Please either delete any references to the Private Securities Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act, that Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E (b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer.

Exchange Offer, page 23

3. In the discussion regarding "Conditions," you state that you have an ongoing right to waive the conditions "at any time and from time to time." We believe that this disclosure may suggest that you may waive or assert conditions to the offer after the expiration of the offer. Please revise the disclosure in this sentence and in the sentence that follows to make clear that all conditions to the offer, other than any involving governmental approval, must be satisfied or waived before the expiration of the offer.

4. Please revise your disclosure in the discussion regarding "Withdrawal of Tenders," and elsewhere in the filing, as appropriate, to clarify that you will return any old notes that are not accepted for exchange, and that you will issue the new notes, promptly, rather than "as soon as practicable." See Rule 14e-1(c).

Exhibit 5

5. It is not appropriate for counsel to assume that the officers have the legal capacity to sign the instruments or documents examined or relied upon by counsel. This assumption assumes a conclusion of law, which is a necessary requirement of the ultimate legality opinion. Please remove this assumption.

6. The legal opinion provided to you by counsel expresses its opinion only as to "the General Corporation Law of the State of Delaware." Please have counsel revise the legality opinion to state that the opinion's reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

7. Please have counsel revise his opinion to remove the second-to-last paragraph because investors are entitled to rely upon counsel's legal opinion and this paragraph appears to limit the opinion's reliability.

8. We note that counsel's opinion is neither dated nor executed and counsel disclaims any obligation to revise or update his opinion. Also, counsel states that the opinions expressed in the opinion shall be effective only as of the date of the opinion letter. Legal opinions must be valid and up-to-date as of the registration statement's effectiveness date, and any other qualifications are unacceptable. Therefore, please have counsel revise his opinion to eliminate those qualifications. Alternatively, if you intend to file the legal opinion on the date of effectiveness, you may do so provided counsel dates and signs his opinion as of the date of effectiveness.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director